FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public
Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB APPROVAL

OMB Number: 3235-0287
Expires: January 31, 2005
Estimated average burden
hours per response . . .   0.5

__ **Check this box if no longer
subject to Section 16. Form 4 or
Form 5 obligations may continue.**
See Instruction 1(b).

(Print or Type Responses)

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
Williams, Andrew W. (Last) (First) (Middle)	Pepco Holdings, Inc. (POM)	___ Director ___ 10% Owner X Officer (give title below) ___ Other (specify below)

| 3. IRS Identification Number of Reporting Person, if an entity (voluntary) | 4. Statement for Month/Day/Year

February 3, 2003 | Senior Vice President and CFO |

Pepco Holdings, Inc.
701 Ninth Street, NW

(Street)

Washington, DC 20068

(City)   (State)   (Zip)

| 5. If Amendment, Date of Original (Month/Day/Year) | 7. Individual or Joint/Group Filing (Check Applicable Line)
 X Form filed by One Reporting Person
___ Form filed by More than One Reporting Person |

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
Common Stock	2/03/03		F		445	D	$18.60			
Common Stock	2/03/03		A		864	A	$18.60	26,367	D	

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

**Persons who respond to the collection of information contained
in this form are not required to respond unless the form displays
a currently valid OMB control number**

(Over)

SEC 1474 (9-02)

FORM 4 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, If Any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indiirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Stock Option (right to buy)													84,234	D	

Explanation of Responses:

** Intentional misstatements or omissions of facts constitute Federal Crime Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
            see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB Number.

 Andrew W. Williams by Ellen Sheriff Rogers, Attorney-in-Fact   2/03/03
                    **Signature of Reporting Person   Date